Filed by: Harris Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Exelis Inc.

Commission File No.: 001-35228

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FEBRUARY 06, 2015 / 01:30PM GMT, HRS - Q2 2015 Harris Corp Earnings and Acquisition of Exelis Call

CORPORATE PARTICIPANTS

Pamela Padgett Harris Corporation - VP of IR

Bill Brown Harris Corporation - Chairman & CEO

Mick Lopez Harris Corporation - SVP & CFO

Dave Melcher Exelis - President & CEO

CONFERENCE CALL PARTICIPANTS

Carter Copeland Barclays Capital - Analyst

Howard Rubel Jefferies & Co. - Analyst

Pete Skibitski Drexel Hamilton - Analyst

Gautam Khanna Cowen and Company - Analyst

Josh Sullivan Sterne, Agee & Leach - Analyst

Noah Poponak Goldman Sachs - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Harris Corporation second-quarter 2015 earnings conference call.

(Operator Instructions)

I would now like to introduce your host for today’s conference call, Ms. Pamela Padgett, Vice President of Investor Relations. You may begin, ma’am.

Pamela Padgett - Harris Corporation - VP of IR

Thank you. Good morning, everyone, and welcome to our call today to discuss Harris’ second-quarter FY15 earnings as well as our intended acquisition of Exelis that we announced earlier this morning. I’m Pamela Padgett, and on the call today is Bill Brown, Chairman and CEO; Mick Lopez, Senior Vice President and Chief Financial Officer; and Dave Melcher, CEO and President of Exelis.

Before we get started, a few words on forward-looking statements. In the course of this teleconference, management may make forward-looking statements including regarding the acquisition we announced today. Forward-looking statements involve assumptions, risks, and uncertainties that could cause actual results to differ materially from those statements. For more information and a discussion of such assumptions, risks, and uncertainties, please see the press release and filings made by Harris with the SEC.

In addition, in our press releases and on this teleconference and the related presentation, we will discuss certain financial measures and information that are non-GAAP financial measures. A reconciliation to the comparable GAAP measures in respect of our second-quarter FY15 financial results is included on the investor relations section of our website, which is www.harris.com. A replay of the call will also be available on the investor relations section of our website.

And with that, Bill, I’ll turn it over to you.

Bill Brown - Harris Corporation - Chairman & CEO

Okay. Very good. Thank you, Pam, and good morning, everyone.

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FEBRUARY 06, 2015 / 01:30PM GMT, HRS - Q2 2015 Harris Corp Earnings and Acquisition of Exelis Call

I want to start expressing our deepest condolences, on behalf of Harris, to the family and friends of Joe Nadol, an analyst who has followed Harris for almost a decade and who tragically passed away earlier this week.

So today, we’re announcing a transformational acquisition for Harris that will create significant and lasting value for our shareholders, our customers, and our employees. With the acquisition of Exelis, we’re increasing our scale, broadening our technology base, and expanding our customer set in markets where we had decades of successful performance period.

So before jumping into the transaction, Nick and I will briefly covers second-quarter results and updated Harris guidance. And then, with Dave’s help, walk you through the acquisition before opening the call for questions.

So turning to our second-quarter earnings presentation, slides 3 and 4, Harris performed well in the second quarter, with earnings per share of $1.32. Operating results were solid, reflecting good execution and lower costs. Earnings per share also benefited from lower than expected taxes, including the 2014 R&D tax credit.

Revenue for the Company was down 1%, with growth in government communications systems, international tactical radios, and commercial CapRock, more than offset by continued weakness in US tactical radios and by the previously reported wind down of two major IT services programs. International revenue was up 5% in the quarter and was 31% of total revenue, and our strategy of expanding already strong franchises within the government market is providing revenue strength for the Company.

So touching briefly on the segments, government communications systems posted its fifth consecutive quarter of year-over-year revenue growth and generated excellent operating income, demonstrating, yet again, the strength of its core franchises in space and intelligence, avionics, air traffic management, geospatial imagery, and weather.

In the area of avionics, the F-35 program was a major revenue driver in the quarter, and we also received a $60 million follow-on contract for the LRIP 9. Into air traffic management, where we’ve had a long-standing relationship with the FAA and recently expanded it with more than $900 million in awards over the last 3 years, we were awarded a 10-year, $98 million follow-on contract for OASIS II that supports flight services in Alaska by integrating real-time weather and flight planning information.

Our strong franchises in space and intelligence have also been rich with expansion opportunities. Classified programs were a revenue driver in the second quarter. And following the close of the quarter, we had two strategic classified wins — a 3-year, $23 million contract from a new customer for space situational awareness and support of Air Force missions, and a 5-year, $300 million single-award IDIQ contract to integrate the government’s various intelligence systems.

In our space business, we introduced two new space reflector products — a first-to-market 5-meter unfurlable Ka-band antenna, serving the growing market for High Throughput Satellites, and the new, lightweight fixed-mesh reflector, where we also won our first order.

In RF communications, the international tactical radio business continued to show strength with higher revenue, good orders, and solid opportunities firming up in our $2.5 billion opportunity pipeline. We signed a $101 million follow-on contract with a country in Africa and expect to begin booking orders against it late in the fiscal year. And we have visibility into several FMS orders in the pipeline that are moving fairly quickly towards award.

Australia’s tactical modernization continues, and in the second quarter, we booked a $38 million order for wideband handheld and manpack radios for the special forces, bringing orders to-date to $560 million, with an additional opportunity of about $90 million on the horizon. This latest award positions Harris very well as the future provider of wideband radios for a fully networked architecture of the Australian Defense Force.

In Iraq in the second quarter, we shipped a significant portion of the $99 million of orders booked in Q1, and additional requirements and opportunities were added to the pipeline. There was $1.6 billion authorized in GFY15 for the Iraq train and equip fund and another $1.3 billion in the President’s budget request for 2016 that will support significant opportunity for Harris, making Iraq one of the larger components in our near-term tactical pipeline.

Also in the quarter, we received a $50 million order from a nation in the Middle East for an integrated, countrywide tactical communications system, based on Falcon III wideband radios. This nation represents a new special forces customer for us in the Middle East, and the award further strengthens our preferred supplier position in the region.

As expected, the US tactical radio market remains constrained, but I’m encouraged by the recent pickup in procurement activity. The RFP for Rifleman Radio was finally released, and bids are due next week. And the final IDIQ contract is now much bigger than we had previously anticipated — $3.9 billion over 10 years, with $1.4 billion for the Rifleman itself, and $2.5 billion for objective requirements, like a two-channel handheld radio, waveforms, and vehicle adapters.

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FEBRUARY 06, 2015 / 01:30PM GMT, HRS - Q2 2015 Harris Corp Earnings and Acquisition of Exelis Call

We submitted a bid for the $390 million Next Gen Handheld portion of the SOCOM Tactical Communications modernization effort, which will be followed over the coming months with RFPs for wideband HF and multi-channel manpack radios. We now believe that the total SOCOM modernization opportunity could reach $900 million. Also in the quarter, we submitted a bid for an Air Force IDIQ contract to integrate and field battle management capabilities.

Before leaving tactical, I’ll make a few comments on the President’s budget request. In the tactical lines that support our business, we saw some pick up in GFY16 across the Marines, Navy, Air Force, and SOCOM, so at least beginning to move in the right direction.

For Army modernization, MNVR funding is higher over the five-year period than in the previous year’s budget, reflecting the programs good progress towards production. For HMS, funding was $65 million for GFY16, which, for us, was a positive surprise, given they’re still sitting on about $300 million in unspent funds and since the procurement has been pushed out to GFY17. In the out years for HMS, the budget matches the procurement schedule, with funding picking up in GFY17 to $291 million and rising to $470 million annually in 2018 and out.

In public safety, revenue was weak in the second quarter, and competitive pressures remain intense. Our execution is slowly progressing and will become more evident as the market improves. Process improvements at all the key areas are resulting in better program execution, lower costs, a more effective sales force, and positive customer feedback on new product releases. We’ve made measurable progress, but we still have a lot more to do.

In integrated network solutions, revenue was about as expected, with high-single-digit growth and CapRock more than offset by the wind down of two IT services programs. Commercial CapRock revenue was up 15%, driven by our previous Carnival Cruise line win, and we had a particularly good quarter in energy, despite the market turmoil, with revenue up 8% and orders up 23%.

In healthcare solutions, we continue to receive positive feedback from customers on our Fusion FX software solution, and we’re making progress in our efforts to find a partner for the business with better domain expertise and channels to market. We also recently decided to eliminate the INS headquarters function to reduce indirect expenses of the segment level, with Sheldon Fox, President of government communications systems, named as the acting President of INS. This move also better aligns our CapRock business with GCS, where we know we have significant technology sharing opportunities that could help us bring more differentiated solutions to CapRock customers.

Now, I’ll turn it over to Mick to comment on guidance. Mick?

Mick Lopez - Harris Corporation - SVP & CFO

Thank you much, Bill, and good morning to everyone.

We’ve included our typical segment detail and financial highlights in slides 5 through 8, but instead of reading them, in the interest of time, I’ll go directly to slide 9 for our updated FY15 outlook. We’re increasing our FY15 earnings per share guidance to a range of $4.95 to $5.05 per share from the previous range of $4.75 to $5.00 per share.

Revenue guidance remains unchanged and is expected to decline 1% to 3%. Our guidance doesn’t consider the acquisition being announced today.

In RF communications, we’ve narrowed the guidance range and expect revenue to be flat to down 2%. Within the segment, we expect public safety to be weaker, offset by higher international tactical. US tactical expectations are unchanged. A bit stronger back-half revenue compared to the first half, due to the passing of a GFY15 budget and timing of funds flowing down to customers.

In government communications systems, we now expect revenue to be up 2% to 4% and operating margin in the range of 15% to 15.5%. And that’s a little bit better than before. We expect modest sequential revenue growth in the back half.

In integrated network solutions, first-half revenue was generally in-line with expectations. Strength in commercial CapRock more than offset by program wind downs in IT services.

While IT services is showing signs of bottoming, we’re no longer expecting any pickup in second-half revenue. And we’re assuming that revenue pressure in the CapRock energy market materializes, due to the impact of lower oil prices. As a result we now expect FY15 revenue to be down about 10% and operating margin of about 7%.

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FEBRUARY 06, 2015 / 01:30PM GMT, HRS - Q2 2015 Harris Corp Earnings and Acquisition of Exelis Call

We’re still expecting free cash flow of about 100% of net income and a full year tax rate between 30.5% and 31%, which translates into an average tax rate of about 33.8% in the back half. About half of the decrease in tax rate guidance is due to calendar 2014 R&D tax credit and the remainder from other favorable tax items.

With that, I’ll now turn it over back to Bill to comment on the acquisition.

Bill Brown - Harris Corporation - Chairman & CEO

Okay. Thank you, Mick. And as Pam mentioned earlier, I’m joined here in the room by Dave Melcher, President and CEO of Exelis, who will offer a couple comments, as well.

So let me turn now to the separate acquisition deck, and I’ll begin on slide 3. This acquisition brings together two engineering-driven Companies with similar cultures that value technology and innovation to solve some of our customers’ toughest mission-critical challenges. The combined pro forma Company has LTM revenue of $8.2 billion and EBITDA of about $1.6 billion. This powerful combination creates an industry innovator with the much greater scale, providing a broad spectrum of technology-based advanced communication solutions.

Let me start by providing a high level overview of Exelis and reviewing the transaction details before diving a bit more into the strategic rationale. So now, turning to slide 4, Exelis has a number of leading positions across diverse markets.

Electronic systems, which is about 29% of Company revenue, is a leader in the electronic warfare technologies for the Air Force and Navy. The principal strengths are in electronic protection and onboard processing on platforms such as the P-8, the B-52, the C-130, the Apache helicopter, and the international F-16. Exelis’ flagship product is the Integrated Defensive Electronics Countermeasures, or IDECM, for the F-18, a multi-billion-dollar decades-long program with about 400 systems delivered to date.

About a 21% of the Company is geospatial systems, a leader in space and airborne sensing. Exelis is well-known for their world-class space imaging business, acquired about a decade ago from Kodak, their weather sensors, as well as their GPS technology.

The imaging business has traditionally served the intelligence community, but is has more recently expanded to include commercial, international, and unmanned vehicle payloads. Their products range from a 21-foot-wide mirror on the James Webb telescope down to small commercial payloads for the world view and GOI satellites.

They provide the Gorgon Stare Wide-Area surveillance pods for defense UAVs and have recently launched CorvusEye, a smaller commercial version targeting the public safety and international markets, demonstrating Exelis’ skill in translating government technology to the commercial world.

Exelis’ weather payloads have been on all NOAA weather satellites launched since 1978. That CrIS, or the Cross-track Infrared Sounder, is the primary instrument on the joint polar satellite system. And ABI, or the Advanced Baseline Imager, is the main mission sensor on GOES-R. ABI has also been selected as the main mission sensor for Japan’s Himawari and South Korea’s GEO-KOMPSAT-2A weather satellite.

In GPS, Exelis has been on all US GPS navigation systems ever launched and is currently delivering the first payloads for the GPS III program.

Information systems is about 34% of the Company and provides full-lifecycle mission-critical solutions for customers like NASA, where Exelis manages two of NASA’s largest communications contracts, and the FAA, where Exelis owns and operates the ADS-B network, a core element of the FAA’s Next Gen program.

Night vision and tactical communications represents about 13% of Company revenue. Exelis has been the industry leader in night vision for over 50 years and is one of only two US manufacturers of image intensification tubes, and their tactical communications business has a large installed base of more than 600,000 radios.

The remaining 3% of Exelis provides composite aerostructures for commercial and military aircraft. They have 10,000 employees, including about 3,000 engineers; $3.25 billion in revenue; and funded backlog of about $2.8 billion.

So turning to slide 5 and the transaction details. Total purchase price is $4.75 billion at $23.75 per share. 70% in cash, 30% in Harris shares. Bridge financing is in place, and we anticipate a combination of term loans and new bonds to both finance the acquisition debt and refinance parts of existing Harris and Exelis debt at what are historically low interest rates.

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FEBRUARY 06, 2015 / 01:30PM GMT, HRS - Q2 2015 Harris Corp Earnings and Acquisition of Exelis Call

Pro forma net leverage will be about 2.9 times net debt to adjusted EBITDA at closing, with significant pre-payable debt and the opportunity to rapidly deleverage. This structure provides balance sheet flexibility and preserves our ability to invest for growth, while we reduce net leverage to about 1.5 times by year three. Of course, this is subject to approval by Exelis shareholders as well as customary regulatory approval, and we expect the transaction to close in June of this year.

On slide 6, as you may know, Exelis has a very large pension liability relating to the legacy ITT business with an unfunded liability of $1.9 billion at the end of 2014. Current historically low interest rates should provide a strong positive bias to net under-funding over time.

We’ve done significant due diligence work with specialist outside advisers. And with a high level of government cash reimbursements, and the smoothing that’s allowed in the recent MAP-21 legislation, pension funding requirements are clear and fully factored into our thinking. On a pro forma basis, pension liability as a percentage of market cap is well in-line with defense peers.

Turning the slide 7, this is a highly strategic and compelling combination that generates significant value for our customers. The complementarity between the two Companies’ technology and capabilities strengthens our core franchises and provides optionality for portfolio shaping.

It also builds a stronger platform for growth and immediately creates significant scale and more balanced earnings for Harris. Cost synergies are meaningful, and the timing of the transaction is excellent, given the confluence of an improving budget environment, low interest rates, and a team with the background and the experience to successfully integrate the two Companies.

So let me say a few words about each, in turn. Now turning to slide 8, we bring together complementary technologies and capabilities that strengthen our core franchise in space and intelligence, advanced weather systems, air traffic management, and tactical communications.

On a pro forma basis, our classified business is about $1 billion in size, with significant growth potential. For example, by combining Exelis’ world-class electro-optical technology with our market-leading RF capability, we’ll be able to offer responsive, multi-mission solutions to the intelligence community.

In weather, a tighter linkage between Exelis’ on orbit sensors and Harris’ ground processing capabilities can help customers increase performance, lower costs, and improve time to market for new weather systems. By having increased access to unique data sets, we can accelerate our push into value added services and predictive analytics.

In air traffic management, Exelis is strong in surveillance while Harris is the leader in communications. And the combined Company will be the prime contractor on four key FAA Next Gen programs. And finally, our combined tactical communications businesses will drive significant scale efficiencies across our supply chain and our manufacturing assets.

But the combination also provides a stronger platform for growth. And on slide 9, we highlight a few examples — leveraging our complementary international channels, pairing our world-leading radios with Exelis’ night vision offering, and putting our avionics onto Exelis’ existing platforms. Then finally, accelerating growth in value-added services in geospatial, weather, and airport operations.

So moving to slide 10, this acquisition creates scale and improves our competitive position in the government market. It also results in a more balanced earnings profile for Harris.

In slide 11, our diligence work has been thorough. And we are confident we can achieve run rate cost synergies of $100 million to $120 million net of what is returned to customers through cost-plus contracts and fixed-price contracts that periodically reset.

The breakdown of savings is roughly one-third of from consolidating headquarters and eliminating public Company costs; one-third from operational improvements like manufacturing, supply chain, and program efficiencies; and one-third from functional efficiencies and overhead reductions. The cash payback is under two years.

Turning to slide 12, transaction value is $4.75 billion, a multiple of 9.3 times 2014 EBITDA. We expect GAAP EPS to be slightly accretive in the first year and a significant contributor thereafter, with free cash flow approaching $1 billion in year four.

And then finally, on slide 13, the timing for such a transformational acquisition is excellent, both internally and externally. Over the last three years since joining the Company, we’ve focused on improving fundamentals, and shaping our portfolio. And in the face of a constrained government budget and declining revenue environment, we aggressively addressed our cost structure by taking restructuring actions and establishing a formal, Company-wide operational excellence program.

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FEBRUARY 06, 2015 / 01:30PM GMT, HRS - Q2 2015 Harris Corp Earnings and Acquisition of Exelis Call

Our Harris business excellence program is now in its third year, and it’s embedded in our culture. And the management team stands ready to integrate the two Companies to achieve our cost synergy targets. A full-time senior-level integration team is being assembled from the best of both Companies and includes my direct oversight.

The timing is also excellent from an external point of view. The US government spending cycle has bottomed, and recent world events only stress the importance of defense and national security spending. The President’s DoD base budget for FY16 is up about 8%, and even under sequestration, is up modestly with steady growth in the out years.

Interest rates are at historic lows, and we estimate that our pro forma cost of debt will be about 200 basis points below where Harris is today with a weighted average time to maturity of an additional two years. So as we enter an improving macro environment, our combined Company becomes a strong platform for top-line growth, with our lower cost structure and greater operating leverage driving excellent earnings growth.

Now before opening the line for questions, I’d like to turn to Dave for his perspective on the transaction. Dave?

Dave Melcher - Exelis - President & CEO

Thanks, Bill, and good morning to everyone.

We at Exelis are very excited about this unique opportunity to bring these two great and complementary Companies together. The combined enterprise is very well-positioned to be more competitive in the marketplace and will benefit shareholders, customers, and our employees.

This transaction provides immediate value to Exelis shareholders, as well as long-term upside potential from the equity ownership stake in Harris. We’ve made a lot of progress since the ITT spin to focus the Company, and we built a strong leadership team with talented and dedicated employees.

I’m confident about the long-term prospects of the Exelis businesses and even more optimistic about the future ahead of us in combination with Harris. This is, indeed, an exciting day for us all. And with that, I’ll turn it back to Bill.

Bill Brown - Harris Corporation - Chairman & CEO

Thank you very much, Dave. And let’s open the call to questions.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Carter Copeland, Barclays.

Carter Copeland - Barclays Capital - Analyst

Good morning, all. Congratulations on the transaction, and Bill, thanks for the kind words about Joe. He will be missed, indeed.

Just a couple of questions — one, Harris-specific, and then one about the transaction. First off, the comment about the CapRock guidance — planning on weakness materializing there, in the back half of the year because of oil and gas — can you just help us quantify what kind of decline you’re protecting for, there?

And then, just with respect to the transaction — maybe for Bill and for Dave — when you look at the customer and channel overlaps and the comments you made about them being complementary — if you could rank order what some of those are and what you think the best opportunities in various end markets are? If they’re space, or if they’re commercial and commercial communications? Any color there, I think, would be helpful. Thank you.

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FEBRUARY 06, 2015 / 01:30PM GMT, HRS - Q2 2015 Harris Corp Earnings and Acquisition of Exelis Call

Bill Brown - Harris Corporation - Chairman & CEO

Okay, Carter. Thank you very much for the question.

On CapRock, we — in the last call, I commented a bit on the impact of oil prices. At the time, oil price was sitting around $75 a barrel, plus or minus, and we had not yet seen, really, anything running into our financials. We ended up having a very strong second quarter, as I mentioned, with orders very strong and revenue up solidly in energy — double-digit. We feel pretty good about that.

But with oil sitting today below $50, we’re seeing a little more pressure coming in the back half. It’s going to be more in the form of pricing.

We have quite a few long-term contracts in CapRock, but even under long-term contracts, we will see — we do expect to see some pricing pressure. And that’s going to pressure margins; it’s going to pressure top-line growth, as well.

So we’ve accommodated for that in our new earnings guidance for INS. And this is why we sized the [gain in] revenue down about 10%.

Mick, did you want to offer any more on CapRock in the back half?

Mick Lopez - Harris Corporation - SVP & CFO

Yes. So what I’d like to note is that it’s all relative. We were expecting some growth in the back half, and now it’s more stable — more than anything. So it’s relative.

Bill Brown - Harris Corporation - Chairman & CEO

And on the transaction — and I’ll say a couple words about this, and maybe I’ll ask Dave to jump in, as well. As we looked at the mix of the portfolios here, there is quite a lot of complementarity in the spaces that I talked about — in space, in air traffic management, surely in the weather franchise. We both are in the tactical radio business and have been there for quite some time.

And we do see a lot of opportunities to work together in the international market through the channels that we happen to have, as I mentioned, about perhaps providing some products through the pretty strong existing Exelis international sales channels. And I’m very excited about the opportunities in a value-added services — taking some of the capabilities in unique data sets that come out of the sensors that we have and packaging them in a way that we can sell to a very large, fragmented but growing quickly value-added services market.

Frankly, here, Exelis is out ahead of us. They’ve got a very sizable business in this area, have made a few acquisitions in this space.

And we’ve started — we’ve been working on this for a year or two, our team down a GCS. And I think the combination of what they have done and the capabilities that we bring — I’m pretty excited about the growth trajectory in value-added services.

Dave, anything to offer?

Dave Melcher - Exelis - President & CEO

Yes. No. I think what we’re both very excited about is that this combination offers a full suite of capabilities across space, airborne, naval, ground, and cyber domains. And we have a number of leading positions in each of those.

I echo Bill’s comment, with respect to the international sales. We both have different products that we sell around the world, and now, we have a much more expansive international network in which to sell those capabilities.

And I agree with the integrated end-to-end solutions comment for sensing, communications, information process, and analysis and distribution. So I really like the fact that the leadership positions that we have with organizations like NASA, FAA, and our communications customers will only be enhanced by this deal.

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FEBRUARY 06, 2015 / 01:30PM GMT, HRS - Q2 2015 Harris Corp Earnings and Acquisition of Exelis Call

Bill Brown - Harris Corporation - Chairman & CEO

Thank you, Carter.

Carter Copeland - Barclays Capital - Analyst

Thanks.

Operator

Howard Rubel, Jefferies.

Howard Rubel - Jefferies & Co. - Analyst

Good morning, gentlemen, and Pam, also.

Bill Brown - Harris Corporation - Chairman & CEO

Good morning.

Howard Rubel - Jefferies & Co. - Analyst

Thank you very much for the time here.

If you wouldn’t mind — either Bill or Dave — talk for a couple minutes on some of the deal metrics. And I have one or two questions, and if you could help, that would be appreciated.

First, you talk about some of the cash investment costs. Did you include in that some of the refinancing in there?

And then, second, if I’m thinking about the cost of funds, based on the sort of where rates are today — and I know they can move. We’re looking — is a 4% range a reasonable number?

And then last, related to that — while you have some terrific synergies, you also have, from a GAAP perspective, my guess would be some either amortization or some intangibles. And some of that’s going to be, frankly, non-cash. So there’s some real benefit there that GAAP will mask, and it will also creates some tax shelters. If you wouldn’t mind providing a little bit of structure to that, I’d really appreciate it.

Bill Brown - Harris Corporation - Chairman & CEO

It’s quite a mouthful, Howard. Thank you. And I’m going to start —

Howard Rubel - Jefferies & Co. - Analyst

Sorry.

Bill Brown - Harris Corporation - Chairman & CEO

I think I got most of the points, but perhaps, between Mick and I, we’ll hit your points. And if we miss one, let’s keep going on with that.

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FEBRUARY 06, 2015 / 01:30PM GMT, HRS - Q2 2015 Harris Corp Earnings and Acquisition of Exelis Call

So on terms of the structure, we expect we’ll close in June. So there are going to be a number of transaction-based costs that will hit in June and will be impacting our FY15.

As we go into FY16, we do see the transaction to be slightly accretive. We do expect that, of course, we’ll have the Exelis EBIT coming in, in our FY16, so that’s going to be a positive. We see integration costs, which are going to be a little bit more front-end loaded — in fact, a lot more front-end loaded — hitting FY16. And they’ll be more than the savings we get from integration.

We do see, in the first full fiscal year, some benefit from the pickup of unamortized pension losses that we know exist at Exelis. And it’s going to be offset by deal amortization, which will be substantial. And that will be in FY16.

So all of those pieces come together, and we do see a very slight accretion in our FY16, again, hinging on a close in June. Should that move into July or thereabouts, our FY16, of course, will be impacted by that.

You asked a question about the cost of borrowing about 4% — we do expect it to be lower than that. And we were thinking, Mick, on a weighted average basis, it’ll be sort of between 3% and 4% — about 3.5%. (multiple speakers) So any other comments, Mick, on that?

Mick Lopez - Harris Corporation - SVP & CFO

Yes, absolutely. I think in FY15, we will have refinancing costs, which are not included. But we will also incur some deal cost, some financing fees, and a little bit of restructuring.

Moving on to the cost of funds — the way we hope to finance this, as alluded beforehand, is 30% of equity and 70% with debt. We’ve taken the opportunity to refinance some of our short-term debt, in order to have rapid repayment. About half of our debt is going to be within five years, and more than half of that will be term loans, that which are very easily prepaid.

So that cost of debt for the Company will go down, as we alluded to, about 200 basis points. They will be at or about or below 3.5% level.

Bill Brown - Harris Corporation - Chairman & CEO

So Howard, did I hit all the comment — or the questions that you asked?

Howard Rubel - Jefferies & Co. - Analyst

More or less. I mean, I just think the thing that’s striking and very impressive is that the cash synergies, over time, are going to be very strong, and it’s very complimentary. If anything, my observation is, I was slightly higher, but I guess you want to be — start out conservative.

But no. This is great. Thank you very much.

Bill Brown - Harris Corporation - Chairman & CEO

Thank you Howard.

Operator

Pete Skibitski, Drexel Hamilton.

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FEBRUARY 06, 2015 / 01:30PM GMT, HRS - Q2 2015 Harris Corp Earnings and Acquisition of Exelis Call

Pete Skibitski - Drexel Hamilton - Analyst

Congratulations to Bill and David and Mick and Peter, and I would echo Carter’s comments about Joe.

And I guess, Bill, first question — on the pro forma free cash flow approaching $1 billion in year 4. Just wondered what kind of top-line assumption your factoring in to get to that.

Bill Brown - Harris Corporation - Chairman & CEO

We do see that the business together will start to grow in the top line, probably in FY16 — more likely in FY17. We’re still — we still have to put together our plan. We’re not giving guidance, today, on FY16.

But I think all indications are for top-line growth. But frankly, when you just look at the free cash generation of our combined Companies today; you look at the cash contributions, which are more smooth going in the future for Exelis associated with the pension; and then the cash return from synergies it being generated — by year 4, we do see ourselves approaching about $1 billion in free cash flow.

And that is also looking at — there will be, probably, some opportunities in capital spending, since we do have very complementary businesses. It’s very likely we’ll have some opportunities to take a hard look at how we each spend capital and look for opportunities as [well]. So all those pieces together, Pete, come together to drive us about $1 billion in about 4 years.

Pete Skibitski - Drexel Hamilton - Analyst

Okay. That’s helpful. Thank you for that.

And then just on the — I might have missed your comments about the cash investment costs of $130 million to $150 million, So those aren’t transaction costs; those restructuring costs, maybe, or something else?

Bill Brown - Harris Corporation - Chairman & CEO

That’s correct. They’re synergy costs — investments to capture the synergies. And again, I want to be very clear — those investment cause and the savings on that chart are net of what we would be working with our government customer on, so that is what is accruing to our shareholders.

Pete Skibitski - Drexel Hamilton - Analyst

Okay. Got you.

And then, I guess my last question, just any — obviously, you guys are one of the few Companies in the industry to utilize the commercial pricing model. And I was wondering if you had any thoughts, as you were looking at this deal, surrounding an opportunity to take your commercial pricing model to certain of Exelis’ products. Or is that just not applicable?

Bill Brown - Harris Corporation - Chairman & CEO

I think we — on our commercial pricing model — our commercial model at Harris is mostly in our RF business. And I think, when you look at the NVCS business from Exelis, it follows, largely, the same model.

I think, on the rest of Exelis, it looks more like what we see at GCS, which is more typically government-type (inaudible) record-type programming. So I think that’s what — I think it will look very similar, from that perspective, Pete.

Pete Skibitski - Drexel Hamilton - Analyst

Okay. Thanks so much.

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FEBRUARY 06, 2015 / 01:30PM GMT, HRS - Q2 2015 Harris Corp Earnings and Acquisition of Exelis Call

Bill Brown - Harris Corporation - Chairman & CEO

You bet. Thank you.

Operator

Gautam Khanna, Cowen.

Gautam Khanna - Cowen and Company - Analyst

I also share your feelings about Joe. It’s a real tragedy.

Hey, I wanted to ask if you could just help quantify what you anticipate the intangibles amortization to be? Because this deal actually does look a heck of a lot more accretive, at first blush, than you’re indicating. So I’m trying to understand. If you could quantify intangibles — maybe some of the other items that we’re not thinking about — in year one and two.

Bill Brown - Harris Corporation - Chairman & CEO

Yes. Look — maybe just a little bit more color. I mean, we just — we’re announcing it today.

We’ve got a lot of work, here, to do to sharpen the numbers. And we’ll do that between now and close. And provide you a little bit more guidance, as we understand the pieces quite a bit more.

I would say, of the total investment, it’s going to be more front-end loaded. It’ll be more in FY16, on the order of two-thirds will come up in the first year, then it will flow down the second year — maybe one-third — with a little trickling down into the second year, and then a little more trickling into the third year.

We see the intangible amortization to be in the range of about $130 million to $140 million — is our estimate today. We do see savings starting to flow in, in FY16, but as I mentioned, integration costs will be higher than the savings.

And then, it starts to flip as you get into FY17 — so more savings than cost. And you start to hit more run rate into FY18, where costs of integration are relatively low.

I think those are the major pieces that I think I could probably comment on here today. Mick, anything?

Mick Lopez - Harris Corporation - SVP & CFO

A couple of our accounting nuances. First and foremost, just based on the latest 10-Q, Exelis has about $24 million in intangible amortization per annum, and with (purchase) accounting, that will go away.

So the $130 million that we mentioned before, here — $130 million, $140 million — is what we will incur. So you have to take that into account, when you combine both firms.

And then, also of import is in their pension, they have a net accumulated [actuarial] loss, which, with purchase accounting, also goes way. And you can calculate that. I think the last reported number for that was $2.3 billion as of the end of 2013, and the amortization of that is in the range of — I don’t know — [$80 million to $100 million] per year.

Gautam Khanna - Cowen and Company - Analyst

Okay. So that’s $80 million to $100 million of additive to the P&L? Is that what you’re saying?

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FEBRUARY 06, 2015 / 01:30PM GMT, HRS - Q2 2015 Harris Corp Earnings and Acquisition of Exelis Call

Mick Lopez - Harris Corporation - SVP & CFO

Probably on the lower end of that. Yes.

Gautam Khanna - Cowen and Company - Analyst

Okay.

So the EBIT that you guys are assuming from Exelis is in excess of the $400 million or so that they report. Is that what you’re suggesting — to be clear?

Pamela Padgett - Harris Corporation - VP of IR

Yes.

Gautam Khanna - Cowen and Company - Analyst

Okay.

And then with respect to the cash investment costs on slide 11, that is specifically for what? If you could just give us — is it the three buckets that you talked about on the left, there? Or is that inclusive of other deal cost that you haven’t called out?

Mick Lopez - Harris Corporation - SVP & CFO

Yes. We should be very clear about that. It really refers to what’s on the left. There are no deal costs that are in the $130 million to $150 million. Those are investments that specifically yield a return or a savings of synergies.

Gautam Khanna - Cowen and Company - Analyst

Okay.

And so what order of magnitude are we talking about with the deal costs you’ve yet to quantify?

Mick Lopez - Harris Corporation - SVP & CFO

I think we’re going to maybe use that as an opportunity to communicate a little further down the path to investors on what that happens to be, at this point, Gautam.

Gautam Khanna - Cowen and Company - Analyst

Okay.

Mick Lopez - Harris Corporation - SVP & CFO

They’re going to be in our FY15. Let’s — we’ll come back to you and others, over the coming weeks, with a little bit more shape around what those costs happen to be.

Gautam Khanna - Cowen and Company - Analyst

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FEBRUARY 06, 2015 / 01:30PM GMT, HRS - Q2 2015 Harris Corp Earnings and Acquisition of Exelis Call

Thanks a lot, guys. Good luck.

Bill Brown - Harris Corporation - Chairman & CEO

You bet. Thank you.

Operator

Josh Sullivan, Sterne, Agee.

Bill Brown - Harris Corporation - Chairman & CEO

Hey, Josh.

Josh Sullivan - Sterne, Agee & Leach - Analyst

Good morning.

Bill Brown - Harris Corporation - Chairman & CEO

Good morning.

Josh Sullivan - Sterne, Agee & Leach - Analyst

Congratulations on a nice quarter and exciting future with Exelis, here.

Just given the move with the INS headquarters, and now, with the Exelis assets, are there other areas in the legacy portfolio, such as healthcare, which may not be as strategic, going forward? I think you might have mentioned portfolio optionality.

Bill Brown - Harris Corporation - Chairman & CEO

Yes. Clearly, when you take the two combined Companies and put them together, we’ll take a hard look, as we have done — and I know Dave has done in his portfolios — to the strategy and the strategic rationale of holding onto assets. Of course, we’ll have a broader look across a broader portfolio, and we’ll continue to do what we each have done individually on the broader portfolio.

That’s not our near-term focus. Certainly, our near-term focus, right now, is on getting some sign to close — closing the deal, launching integration, making sure it’s a successful post-merge integration period. And that’s what we’re laser focused on, at the moment.

Clearly, there’s going to be a realignment of the way we are organized in this transaction. And what we decided to do with a INS headquarters is a — relative to what Harris was doing standalone, but also relative to what we’re preparing ourselves to do in the close. So it’s completely along that same direction. And that’s as far as I’ll comment, today, on any portfolio shaping.

Josh Sullivan - Sterne, Agee & Leach - Analyst

Okay. Thanks for that.

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FEBRUARY 06, 2015 / 01:30PM GMT, HRS - Q2 2015 Harris Corp Earnings and Acquisition of Exelis Call

And then, maybe just a higher-level question. What’s the DoD’s positioning, just on M&A transactions such as these, right now?

Bill Brown - Harris Corporation - Chairman & CEO

Well, look, I think our defense customers — in fact, all of our customers — are going to be excited about this transaction. I think they’re very interested in a vibrant, stable, industrial base.

They’re interested in enterprises that in invest in innovation and technology, and we’ve demonstrated a willingness and ability to do that. They’re interested in innovation, but affordable innovation, and they’ll be sharing in the savings associated with the consolidation of these Companies.

There stimulating competition in the industrial base, and I think we’ll be a more competitive franchise. So in my belief, all of our customers, including our defense customers, will be quite excited about the transaction.

Josh Sullivan - Sterne, Agee & Leach - Analyst

Okay. Thank you.

Bill Brown - Harris Corporation - Chairman & CEO

You bet.

Operator

Noah, Poponak, Goldman Sachs.

Noah Poponak - Goldman Sachs - Analyst

Good morning, everyone.

Bill Brown - Harris Corporation - Chairman & CEO

Good morning, Noah.

Noah Poponak - Goldman Sachs - Analyst

Just wanted to echo your condolences to Joe and his family. Obviously, extremely tragic. So just wanted to add those comments, there.

On the business, if I look at RF on the top line for the remainder of the year, it looks like you have to have a pretty nice acceleration in going from a revenue declined to revenue growth, there. And the comps aren’t much easier, when comparing to last year, and order momentum is a little bit stagnant. So can you maybe just talk about what’s picking up in the back half, within RF?

Bill Brown - Harris Corporation - Chairman & CEO

Yes. We do see a little bit of a softer public safety outlook. We do see DoD strengthening a little bit because there’s a budget, and there’s flow down of funding, and we see that picking up. And we are seeing a lot more activity on the DoD side.

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FEBRUARY 06, 2015 / 01:30PM GMT, HRS - Q2 2015 Harris Corp Earnings and Acquisition of Exelis Call

But frankly, we’re very encouraged by the strength and resilience of our international tactical pipeline. It’s strong. It remains about $2.5 billion. Even when we continue to book orders, it continues to refresh quickly.

I talked at some length about what’s in it and the prospects on the horizon. Of lot of activity is moving in the pipeline, and we feel very good about what’s happening in the back half in international tactical radio.

So today we see international tactical up a little bit more than we thought a quarter ago, offsetting a little bit of the softness we see in public safety. Our DoD Outlook for the year really hasn’t changed since we started the year.

Noah Poponak - Goldman Sachs - Analyst

Okay.

So what kind of full-year international growth rate are you looking for now?

Bill Brown - Harris Corporation - Chairman & CEO

I don’t think we’re going to talk about the international business tactical on a standalone basis, but we do see that to be up. Last time, we were saying it’s up low-single-digits. It’s probably up a little bit more than that, like mid- to high-single-digits — in that range.

As last time, though, we said DoD was going to be down low-double-digit. It’s about the same. So as I mentioned, then, before — down 10% to 12%. So that hasn’t changed.

At PSPC, where we thought was flat, is more down mid-single-digits. So I think — hopefully that characterizes a bit more how we see the full year in RF.

Noah Poponak - Goldman Sachs - Analyst

Okay.

And then kind of the same question on the margin in the segment — can you maybe elaborate a little bit on what was weaker in the quarter? And then to get into the range for the full year, the back half has to pick up pretty nicely, versus the trend of ongoing pressure we’ve seen there. So what drives that in the back half?

Bill Brown - Harris Corporation - Chairman & CEO

Yes. That’s a good question.

I mean, look — overall, we’ve been pretty consistent at that margin guidance for the year. And [our bet is] 30% to 31% in the first half. We are a little light — we’re at 29.5%, roughly, for the first half. It came in around 29% in Q2.

But in Q2, we had some adverse mix. We had a lot of systems business. We had some additional R&D expenses that rolled through in the quarter in Q2.

And I’ve been very clear, on these calls, about our willingness to invest more in our RF business, particularly tactical radios. And you’re seeing those investments flowing through. And of course, in Q2, we had, given the volume, slightly lower margins in public safety than we had anticipated earlier in the year.

The second half is going to get stronger because we will see much stronger product mix coming through the business. And we feel very confident that we’ll come in at between 30% and 31% on a full-year basis.

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FEBRUARY 06, 2015 / 01:30PM GMT, HRS - Q2 2015 Harris Corp Earnings and Acquisition of Exelis Call

Noah Poponak - Goldman Sachs - Analyst

Okay.

And then, could you similarly update us on the pieces of INS for the full year, in terms of a growth rate in the IT services business and in CapRock?

Bill Brown - Harris Corporation - Chairman & CEO

Certainly. What we’ve seen in these business is — particularly in [hits] on a year-to-year basis. They’ve lost two major — we were in the wind down of two major programs (inaudible) [and NMCI]. So that is a significant year-on-year.

When I look at the revenue for [hits], what you’ll find is declines in the low-double-digits. But the commercial is continuing to do well. On healthcare, it continues to grow, year-on-year.

And all in all, it’s [about] macro environments. Right? We’re having energy issues. Oil prices are affecting that.

Noah Poponak - Goldman Sachs - Analyst

Okay.

And then, if I could just ask one more on the transaction. Could you guys talk a little bit about what your diligence found on the ADS-B program over at Exelis? It seems like a large, long opportunity, but also seems like the type of thing that can take longer than expected or easily slide to the right. And so I was just curious how you were thinking about that program.

Bill Brown - Harris Corporation - Chairman & CEO

Well, I’m not going to go into specifics on what we found in diligence. I think Dave and his team have talked a lot about the strength with the FAA, the maturity of the ADS-B program. And the confidence that the administrator has placed in ADS-B — the commitment to it, the drive, and the mandate on equippage by 2020 — holding firm on that. And we feel good as, I think, Dave and his team feel about ADS-B.

It’s a great program. They’re performing very, very well. I think the FAA is very pleased.

And it’s going to fit very nicely with the things that we do today with the FAA. As you know, we’re on the FTI program. We’ve been on that for 15, 20 years.

We have the next-generation voice switch program, as well as DataComm. So I think the programs that we work on with the FAA, and the strong reputation we have there, with the FAA, is going to be augmented by the very strong reputation that Exelis enjoys on ADS-B with the FAA, as well. So I think we feel very good, overall, with our position there.

Noah Poponak - Goldman Sachs - Analyst

Okay. Thanks very much.

Pamela Padgett - Harris Corporation - VP of IR

Okay, operator. I appreciate it. I think that wraps us up for today.

Thank you, everyone, for joining us. And let me know how I can help you.

Operator

Ladies and gentlemen, this does conclude today’s presentation. You may now disconnect and have a wonderful day.

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FEBRUARY 06, 2015 / 01:30PM GMT, HRS - Q2 2015 Harris Corp Earnings and Acquisition of Exelis Call

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